Exhibit 99.1

ZK International Group Co., Ltd. Announces Record Revenue of $40.17 Million, an Increase of 27.4% for the First Half of Fiscal Year 2020

WENZHOU, China, Sept. 4, 2020 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2020.

Financial Highlights for the First Half of Fiscal Year 2020

	For the Six Months Ended March 31,
($ millions, except per share data)	2020	2019	% Change
Revenue	$40.17	$31.54	27.4%
Gross profit	$3.21	$8.08	-60.3%
Gross margin	8.0%	25.6%	-17.6 pp*
Income from operations	$0.34	$4.53	-92.5%
Operating margin	0.8%	14.4%	-13.6 pp*
Net income attributable to ZK International	$0.09	$3.84	-97.7%
Diluted earnings per share	$0.01	$0.23	-95.7%
Net book value per share	$2.66	$2.63	1.1%
* pp: percentage point(s)

•	Revenue increased 27.4% to a record $40.17 million due to increased orders that drove increased sales volume.
•	Gross profit decreased by 60.3% to $3.21 million. Gross margin was 8.0%, compared to 25.6% for the same period of the prior fiscal year. The decreases in gross profit and gross margin were due to management’s decision to provide one-off discount on certain products in order to move inventory that certain customers were unable to fulfill due to COVID-19. Therefore, certain products were sold at deep discounts to some key customers.
•	Income from operations was $0.34 million, compared to $4.53 million for the same period of the prior fiscal year. Operating margin was 0.8%, compared to 14.4% for the same period of the prior fiscal year.
•	Net income attributable to ZK International was $0.09 million, or $0.01 per share. This compared to net income attributable to ZK International of $3.84 million, or $0.23 per share, for the same period of the prior fiscal year.
•	Net book value per share was $2.66 as of March 31, 2020, compared to $2.63 as of September 30, 2019.

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "Bucking the trend of a declining economy during the second quarter of 2020 as China battled the COVID-19 pandemic, we are pleased to report record revenue increase for the first half of fiscal year 2020. With revenue increasing by 27.4% and across the $40 million mark for the first time in the Company’s history, our first half of fiscal year 2020 results underscore continuing order strength for our proprietary stainless steel and carbon steel pipe products. The decreases in gross and profit margins were one-off in nature and stem from management decision to provide discount on certain products in order to reduce inventory that certain customers were unable to fulfill due to COVID-19 effecting their respective businesses. Therefore, certain products were sold at deep discounts to some of our key customers in order to increase cash flow by reducing inventory level. Looking forward, we expect revenue to continue to grow and rebound of profit margins for the second half of the fiscal year 2020.”

Financial Results for the First Half of Fiscal Year 2020

Revenue

For the first half of fiscal year 2020, revenue increased by $8.63 million, or 27.4%, to a record $40.17 million from $31.54 million for the same period of the prior fiscal year. The increase in revenue was primarily due to increased sales of stainless coil and strip as compared to our stainless steel piping and fitting products.

Gross Profit

Cost of sales increased by $13.50 million, or 57.6%, to $36.96 million for the first half of fiscal year 2020 from $23.46 million for the same period of the prior fiscal year.

Gross profit decreased by $4.87 million, or 60.3%, to $3.21 million for the first half of fiscal year 2020 from $8.08 million for the same period of the prior fiscal year. As a result, gross margin decreased to 8.0% for the first half of fiscal year 2020 from 25.6% for the same period of the prior fiscal year. The decreases in gross profit and gross margin were due to: i) increased sales of lower margin stainless steel coil and strip products as a percentage of total sales; ii) management’s decision to provide one-off discount on certain products to some key customers as a result of certain customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year; and iii) management’s decision to increase cash flows by offering discount on certain inventory products to reduce inventory.

Operating Expenses

Selling and marketing expenses decreased by $0.38 million, or 28.3%, to $0.96 million for the first half of fiscal year 2020 from $1.34 million for the same period of the prior fiscal year. As a percentage of sales, selling and marketing expenses was 2.4% for the first half of fiscal year 2020, compared to 4.3% for the same period of the prior fiscal year. The decrease was primarily due to decreases in freight expenses, advertising expenses, and compensation for the sales personnel during the lock-down period from February to mid-March.

General and administrative expenses decreased by $0.18 million, or 12.5%, to $1.27 million for the first half of fiscal year 2020 from $1.45 million for the same period of the prior fiscal year. As a percentage of sales, general and administrative expenses was 3.2% for the first half of fiscal year 2020, compared to 4.6% for the same period of the prior fiscal year. The decrease was primarily due to decreased travelling expenses and administrative staff salary during the lock-down period.

Research and development expenses decreased by $0.12 million, or 16.4%, to $0.63 million for the first half of fiscal year 2020 from $0.75 million for the same period of the prior fiscal year. As a percentage of sales, research and development expenses was 1.6% for the first half of fiscal year 2020, compared to 2.4% for the same period of the prior fiscal year. The decrease was primarily due to the temporary suspension of research and development activities during the lock-down period.

Total operating expenses decreased by $0.69 million, or 19.3%, to $2.86 million for the first half of fiscal year 2020 from $3.55 million for the same period of the prior fiscal year. As a percentage of sales, total operating expenses was 7.1% for the first half of fiscal year 2020, compared to 11.3% for the same period of the prior fiscal year.

Income from Operations

Income from operations was $0.34 million for the first half of fiscal year 2020, compared to $4.53 million for the same period of the prior fiscal year. As a result, operating margin was 0.8% for the first half of fiscal year 2020, compared to 14.4% for the same period of the prior fiscal year. The decreases in operating income and operating margin were primarily related to decreased gross profit (margin) explained above and partially offset by decreased operating expenses.

Other Income (Expenses)

Interest expenses were $0.42 million for the first half of fiscal year 2020, compared to $0.63 million for the same period of the prior fiscal year. Other income was $0.17 million for the first half of fiscal year 2020, compared to $0.63 million for the same period of the prior fiscal year. As a result, total net other expenses were $0.25 million for the first half of fiscal year 2020, compared to total net other income of $0.01 million for the same period of the prior fiscal year.

Net Income and earnings per share

As a result of the factors described above, net income was $0.09 million for the first half of fiscal year 2020, compared to $3.88 million for the same period of the prior fiscal year. Net margin was 0.2% for the first half of fiscal year 2020, compared to 12.3% for the same period of the prior fiscal year.

After deducting for non-controlling interests, net income attributable to ZK International was $0.09 million, or $0.01 per share, for the first half of fiscal year 2020. This compared to net income attributable to ZK International of $3.84 million, or $0.23 per share, for the same period of the prior fiscal year.

Financial Condition

As of March 31, 2020, cash and cash equivalents and short-term investments totaled $1.40 million, compared to $3.73 million as of September 30, 2019. Short-term bank borrowings were $17.14 million as of March 31, 2020, compared to $16.28 million as of September 30, 2019.

Accounts receivable was $25.49 million as of March 31, 2020, compared to $25.12 million as of September 30, 2019. Inventories were $18.45 million as of March 31, 2020, compared to $20.80 million as of September 30, 2019. Accounts payable was $2.24 million as of March 31, 2020, compared to $4.18 million as of September 30, 2019.

Total current assets and current liabilities were $56.34 million and $32.14 million, respectively, leading to a current ratio of 1.75 as of March 31, 2020. This compared to total current assets and current liabilities were $58.85 million and $34.58 million, respectively, and current ratio of 1.70 as of September 30, 2019.

Net cash provided by operating activities was $1.07 million for the six months ended March 31, 2020, compared to $1.27 million for the same period of the prior fiscal year. Net cash used in investing activities was $0.57 million for the six months ended March 31, 2020, compared to $1.07 million for the same period of the prior fiscal year. Net cash used in financing activities was $2.61 million for the six months ended March 31, 2020, compared to $5.87 million for the same period of the prior fiscal year.

Recent Developments

On June 26, 2020, the Company announced corporate updates regarding the COVID-19 pandemic impact on its business, and the Huaye partnership. The Company also released a new corporate video highlighting its manufacturing facilities, and its mission and values.

On June 12, 2020, the Company announced that it entered into an Exclusive Supplying and Distribution Framework Agreement with Shandong Huaye Group, a leading structural and fencing piping products manufacturer and suppliers in China, for Huaye's ongoing production line and machine upgrades and act as the Company's strategic supplier and distributor.

On May 11, 2020, the Company announced that it has retained U.S. Sterling Securities, Inc., a FINRA and SEC regulated firm, to help the Company with: (i) non-financing transactions, including without limitation, licensing agreement(s), Joint venture(s), merger(s) and acquisition(s), and (ii) financing transactions, including equity, debt, or any combination of both.

On May 11, 2020, the Company announced that it has been recognized as an "Intellectual Property Superiority Enterprise" (the "Designation") by the National Intellectual Property Administration. ZK International was among the 125 enterprises in Zhejiang Province granted the Designation this year for their advantages in developing independent intellectual property rights and own brands.

On April 15, 2020, the Company announced that it has entered into a strategic partnership agreement with Hunan Dianshi Decoration Design and Engineering Co. Ltd., one of the leading home improvement and interior design chains in Hunan Province with approximately 3,000 employees. This Agreement will empower ZK International to expand its sales network into 65 design centers and studios across 30 cities in China.

On April 8, 2020, the Company announced an update regarding the impact of COVID-19 on its operations.

On February 11, 2020, the Company announced that it supplied stainless steel pipe and fitting products for a new hospital currently under construction in Wenzhou City in response to the recent outbreak of novel coronavirus.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2020 and 2019 (Unaudited)

  (IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2020	2019
Revenues	$40,169,585	$31,536,768
Cost of sales	36,963,308	23,458,744
Gross profit	3,206,277	8,078,024

Operating expenses:
Selling and marketing expenses	961,513	1,341,875
General and administrative expenses	1,272,675	1,454,760
Research and development costs	630,692	754,315
Total operating expenses	2,864,880	3,550,950

Operating Income	341,397	4,527,074

Other income (expenses):
Interest expenses	(424,463)	(626,036)
Interest income	3,003	4,856
Other income (expenses), net	170,391	627,846
Total other income (expenses), net	(251,069)	6,666

Income before income taxes	90,328	4,533,740

Income tax provision	-	652,859

Net income	$90,328	$3,880,881
Net income attributable to non-controlling interests	2,500	41,453

Net income attributable to ZK International Group Co., Ltd.	$87,828	$3,839,428

Net income	$90,328	$3,880,881

Other comprehensive loss:
Foreign currency translation adjustment	414,042	390,711

Total comprehensive income	504,370	4,271,592
Comprehensive income attributable to non-controlling interests	(5,098)	(43,914)
Comprehensive income attributable to ZK International Group Co., Ltd.	499,272	4,227,678

Basic and diluted earnings per share
Basic	0.01	0.23
Diluted	0.01	0.23
Weighted average number of shares outstanding
Basic	16,558,037	16,528,037
Diluted	16,558,037	16,528,037

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2020 and September 30, 2019 (Unaudited)

 (IN U.S. DOLLARS)

	March 31,	September 30,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$1,392,405	$3,451,138
Short-term Investment	7,223	279,810
Accounts receivable, net of allowance for doubtful accounts of $1,937,285 and $1,919,152, respectively	25,487,091	25,115,040
Notes receivable	222,904	385,519
Other receivables	1,979,129	1,866,321
Due from related parties	2,041,956	110,990
Inventories	18,454,483	20,796,075
Advance to suppliers	6,751,340	6,848,143
Total current assets	56,336,531	58,853,036
Property, plant and equipment, net	7,037,953	6,595,704
Intangible assets, net	922,664	918,717
Deferred tax assets	292,494	289,756
Long-term deposit	11,576,028	11,453,690
Long-term investment	294,218	291,464
TOTAL ASSETS	$76,459,888	$78,402,367
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,239,524	$4,182,530
Accrued expenses and other current liabilities	4,741,524	4,438,570
Accrued payroll and welfare	1,170,843	1,340,060
Advance from customers	2,509,854	2,422,776
Due to related parties	-	1,446,461
Short-term bank borrowings	17,144,955	16,281,461
Notes payables	115,114	296,267
Income tax payable	4,215,998	4,176,537
TOTAL LIABILITIES	$32,137,812	$34,584,662

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,558,037 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	18,049,630	18,049,630
Statutory surplus reserve	2,907,294	2,904,699
Retained earnings	24,457,769	24,372,535
Accumulated other comprehensive income (loss)	(1,397,381)	(1,808,825)
Total equity attributable to ZK International Group Co., Ltd.	44,017,312	43,518,039
Equity attributable to non-controlling interests	304,764	299,666
Total equity	44,322,076	43,817,705
TOTAL LIABILITIES AND EQUITY	$76,459,888	$78,402,367

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2020 and 2019 (Unaudited)

(IN U.S. DOLLARS)

	For the Six Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net income	$90,328	$3,880,881
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	176,111	180,465
Amortization expense	-	8,448
Changes in operating assets and liabilities:
Accounts receivable	(136,090)	1,644,116
Other receivables	(96,109)	(800,576)
Notes receivable	167,896	(710,611)
Inventories	2,563,087	(2,094,106)
Advance to suppliers	163,096	70,039
Accounts payable	(2,002,061)	537,481
Accrued expenses and other current liabilities	263,591	176,740
Accrued payroll and welfare	(183,670)	219,762
Advance from customers	64,820	(2,392,380)
Income tax payable	-	552,559
Net cash provided (used in) operating activities	1,070,999	1,272,817

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(608,404)	(398,408)
Proceed from disposal of property, plant and equipment	48,676	-
Cash investment into long-term investment	-	(172,761)
Purchases of intangible assets	-	(501,000)
Net proceeds placed into long-term deposit	(14,262)	-
Net cash used in investing activities	(574,050)	(1,072,169)

Cash Flows from Financing activities:
Net proceeds released from (placed into) bank acceptance notes	(185,764)	-
Net proceeds released from short-term investment	277,944	116,020
Net proceeds from (repayment to) short-term bank borrowings	716,659	(409,942)
Repayments of loans of related parties	(1,474,517)	(3,714,894)
Cash advance to related parties	(1,948,937)	(1,858,055)
Net cash provided by (used in) financing activities	(2,614,615)	(5,866,871)

Effect of exchange rate changes on cash	58,933	(73,181)

Net change in cash and cash equivalents	(2,058,733)	(5,739,404)
Cash and cash equivalents at the beginning of year	3,451,138	7,682,589
Cash and cash equivalents at the end of year	$1,392,405	$1,943,185

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$31,458
Cash paid for interest expenses	$450,282	$626,036